Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED

SEPTEMBER 30, 2021

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020	March 31, 2021
	Income from operations
	a) Revenue	196,674	182,524	151,145	379,198	300,276	619,430
	b) Other operating income/(loss), net	15	2,150	(178)	2,165	(81)	(81)
	c) Foreign exchange gains	933	1,160	338	2,093	1,543	2,995

I	Total income from operations	197,622	185,834	151,305	383,456	301,738	622,344

	Expenses
	a) Purchase of stock-in-trade	1,628	1,437	1,666	3,065	3,432	6,957
	b) Changes in inventories of finished goods and stock-in-trade	148	68	330	216	506	315
	c) Employee benefit expense	111,202	102,711	83,168	213,913	163,430	332,371
	d) Depreciation, amortization and impairment	7,717	8,390	6,580	16,107	12,734	27,656
	e) Sub-contracting/ technical fees	27,277	24,619	20,240	51,896	41,458	83,609
	f) Facility expenses	6,220	5,650	5,344	11,870	9,971	20,255
	g) Travel	1,645	1,435	1,264	3,080	2,554	5,258
	h) Communication	1,464	1,516	1,801	2,980	3,155	6,069
	i) Legal and professional fees	1,720	2,207	1,224	3,927	2,535	5,561
	j) Marketing and brand building	510	425	267	935	396	1,011
	k) Lifetime expected credit loss/ (write-back)	48	(253)	256	(205)	1,845	1,506
	l) Other expenses	3,123	2,909	1,030	6,032	4,649	8,723

II	Total expenses	162,702	151,114	123,170	313,816	246,665	499,291

III	Finance expenses	1,459	746	1,267	2,205	2,566	5,088
IV	Finance and Other Income	4,114	4,619	5,209	8,733	10,490	20,912
V	Share of net profit/ (loss) of associates accounted for using the equity method	(10)	7	(6)	(3)	25	130

VI	Profit before tax [I-II-III+IV+V]	37,565	38,600	32,071	76,165	63,022	139,007

VII	Tax expense	8,259	6,225	7,228	14,484	14,066	30,345

VIII	Profit for the period [VI-VII]	29,306	32,375	24,843	61,681	48,956	108,662

IX	Total Other comprehensive income	2,055	3,302	682	5,357	5,671	6,679

	Total comprehensive income for the period [VIII+IX]	31,361	35,677	25,525	67,038	54,627	115,341

X	Profit for the period attributable to:
	Equity holders of the Company	29,307	32,321	24,656	61,628	48,558	107,946
	Non-controlling Interests	(1)	54	187	53	398	716

		29,306	32,375	24,843	61,681	48,956	108,662

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	31,362	35,600	25,312	66,962	54,267	114,678
	Non-controlling Interests	(1)	77	213	76	360	663

		31,361	35,677	25,525	67,038	54,627	115,341

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,962	10,958	11,430	10,962	11,430	10,958

XII	Reserves excluding revaluation reserves and Non-controlling Interests as per balance sheet						542,137

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and six months ended periods is not annualized)
	Basic (in ₹)	5.36	5.92	4.33	11.28	8.53	19.11
	Diluted (in ₹)	5.35	5.90	4.32	11.25	8.51	19.07

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2021 have been approved by the Board of Directors of the Company at its meeting held on October 13, 2021. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.	Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial results including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what had been estimated as of the date of approval of these consolidated financial results and the Company will continue to closely monitor any material changes to future economic conditions.

4.	List of subsidiaries and investments accounted for using equity method as at September 30, 2021 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions LLC (formerly known as Wipro Opus Mortgage Solutions LLC)	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. **	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. **	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc**	USA

Wipro Overseas IT Services Private Limited			India

Wipro Japan KK			Japan
	Designit Tokyo Ltd.		Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Spain Digital, S.L.U **	Spain

	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS	Denmark
		4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited **	U.K.
		Wipro 4C Consulting France SAS	France

Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Ampion Holdings Pty Ltd**	Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Rainbow Software LLC		Iraq
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l **	Luxembourg

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Philippines, Inc.			Philippines

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

Encore Theme Technologies Private Limited *			India

Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)	India

Capco Technologies Private Limited	India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 83.4% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

The remaining 16.6% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

# 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc and Wipro Weare4C UK Limited, Cardinal US Holdings, Inc, Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH	Austria
		Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)***	Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda		Brazil

Designit Spain Digital, S.L.			Spain
	Designit Peru SAC		Peru

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy
		MechWorks S.R.L.	Italy

Wipro Appirio, Inc.			USA
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.

Wipro Designit Services, Inc			USA
	Wipro Designit Services Limited		Ireland

Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		UAE

Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		The Capital Markets Company BV***	Belgium
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil

Cardinal US Holdings, Inc			USA
	The Capital Markets Company LLC		USA
		CAPCO (US) LLC	USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	ATOM Solutions LLC		USA
	NEOS Holdings LLC		USA
		NEOS LLC	USA
		NEOS Software LLC	USA

Ampion Holdings Pty Ltd			Australia
	Ampion Pty Ltd		Australia
		Crowdsprint Pty Ltd	Australia
		Revolution IT Pty Ltd	Australia
		Iris Holdco Pty Ltd***	Australia

***	Step Subsidiary details of The Capital Markets Company BV and Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) and Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
The Capital Markets Company BV			Belgium
	Capco Belgium BV		Belgium
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company Limited		Canada
		Capco (US) GP LLC****	USA
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company s.r.o		Slovakia
	The Capital Markets Company S.A.S		France
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company BV		Netherlands
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Sweden AB		Sweden
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand

Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)			Germany
	Metro Systems Romania S.R.L		Romania

Iris Holdco Pty Ltd			Australia
	Iris Bidco Pty Ltd		Australia
		Shelde Pty Ltd	Australia

****	Step Subsidiary details of Capco (US) GP LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada

As at September 30, 2021, the Company held 43.7% interest in Drivestream Inc, accounted for using the equity method.

As at September 30, 2021, The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively in Capco (Canada) LP.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India
Capco (Canada) LP@	Canada

@	The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

The corresponding information for the three and six months ended September 30, 2020 has been re-stated to give effect to the above changes.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Prior to the Company’s re-organization of its IT services segment, the IT services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2021, June 30, 2021 and September 30, 2020, six months ended September 30, 2021 and September 30, 2020 and year ended March 31, 2021 are as follows:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020	March 31, 2021
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	53,205	49,683	43,954	102,888	86,566	178,091
Americas 2	59,260	55,105	44,450	114,365	88,644	179,821
Europe	58,619	54,461	38,510	113,080	77,454	165,441
APMEA	22,715	21,232	20,762	43,947	40,920	82,462

Total of IT Services	193,799	180,481	147,676	374,280	293,584	605,815
IT Products	1,894	1,311	1,699	3,205	4,005	7,685
ISRE	1,867	1,937	2,111	3,804	4,222	8,912
Reconciling Items	47	(45)	(3)	2	8	13

Total Revenue	197,607	183,684	151,483	381,291	301,819	622,425

Other operating income/(loss), net
IT Services	15	2,150	(178)	2,165	(81)	(81)

Total Other operating income/(loss), net	15	2,150	(178)	2,165	(81)	(81)

Segment Result
IT Services
Americas 1	10,521	9,379	8,598	19,900	15,102	33,040
Americas 2	11,819	11,350	10,477	23,169	20,899	41,589
Europe	9,186	8,325	6,139	17,511	13,686	31,673
APMEA	3,028	3,066	3,078	6,094	5,624	11,476
Unallocated	(156)	56	203	(100)	951	5,153
Other operating income/(loss), net	15	2,150	(178)	2,165	(81)	(81)

Total of IT Services	34,413	34,326	28,317	68,739	56,181	122,850

IT Products	94	(53)	(301)	41	(178)	45
ISRE	393	475	109	868	3	1,061
Reconciling Items	20	(28)	10	(8)	(933)	(903)

Total	34,920	34,720	28,135	69,640	55,073	123,053
Finance expenses	(1,459)	(746)	(1,267)	(2,205)	(2,566)	(5,088)
Finance and Other Income	4,114	4,619	5,209	8,733	10,490	20,912
Share of net profit/ (loss) of associates accounted for using the equity method	(10)	7	(6)	(3)	25	130

Profit before tax	37,565	38,600	32,071	76,165	63,022	139,007

Notes

a)

Effective beginning of fiscal year ended March 31, 2021, revenue from sale of traded cloud-based licenses is no longer reported in IT Services revenue and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated based on the accelerated amortization as per IFRS 2. Segment information for the three and six months ended September 30, 2020 has been re-stated to give effect to these changes.

b)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
c)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues.
d)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange in revenues amounting to ₹ 933, ₹ 1,160 and ₹ 338 for the three months ended September 30, 2021, June 30, 2021, and September 30, 2020 respectively, ₹ 2,093 and ₹ 1,543 for the six months ended September 30, 2021, September 30, 2020, and ₹ 2,995 for the year ended March 31, 2021, which is reported under foreign exchange gains in the consolidated financial results.

e)	During the six months ended September 30, 2020, and year ended March 31, 2021 the Company has contributed ₹ 991 towards COVID-19 and is reported in Reconciling items.
f)

Segment results for the three and six months ended September 30, 2020 are after considering the impact of impairment charge of ₹ 263 and ₹ 192 in Americas 1 and Europe respectively. The remaining impairment charge of ₹ 106 and ₹ 299 for the three and six months ended September 30, 2020, respectively is included under unallocated.

g)

Segment results for the year ended March 31, 2021, are after considering the impact of impairment charge of ₹ 1,250 in Americas 1 and ₹ 192 in Europe, respectively. Further, an impairment charge of ₹ 674 for the year ended March 31, 2021, respectively towards certain marketing-related intangible assets and software platform recognized on acquisitions, is allocated to all IT Services SMUs. The remaining impairment charge of ₹ 302 for the year ended March 31, 2021 is included under unallocated.

h)

Segment results for the year ended March 31, 2021, are after considering additional amortization of ₹ 795 in Americas 2 due to change in our estimate of useful life of the customer-related intangibles in an earlier business combination.

i)

Other operating income/(loss) of ₹ 15, ₹ 2,150 and ₹ (178) for the three months ended September 30, 2021, June 30, 2021, and September 30, 2020 respectively, ₹ 2,165 and ₹ (81) for the six months ended September 30, 2021, September 30, 2020, and ₹ (81) for the year ended March 31, 2021. Refer to Note 6.

j)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 652, ₹ 977 and ₹ 869 for the three months ended September 30, 2021, June 30, 2021 and September 30, 2020 respectively, ₹ 1,629 and ₹ 1,229 for the six months ended September 30, 2021 and September 30, 2020 respectively, and ₹ 2,897 for the year ended March 31, 2021.

6.	Other operating income/(loss), net

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of cumulative business targets amounting to ₹ (178) and ₹ (81) for the three and six months ended September 30, 2020 has been recognized under other operating income/(loss), net.

During the six months ended September 30, 2021, as a result of acquisition by another investor, the Company sold its investment in Ensono Holdings, LLC for a consideration of ₹ 5,587 and recognized a cumulative gain of ₹ 1,243 (net of tax ₹ 427) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,224 for the six months ended September 30, 2021 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the six months ended September 30, 2021, as a result of acquisition of by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method, for a consideration of ₹ 1,640 and recognized a cumulative gain of ₹ 941 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

7.	Business combinations

Summary of acquisitions during the six months ended September 30, 2021 is given below:

Capco

On March 4, 2021, the Company entered into a definitive agreement to acquire 100% equity interest in Capco, a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific, and its subsidiaries. The acquisition was consummated on April 29, 2021 and total cash consideration paid was ₹ 109,530. The following table presents the provisional purchase price allocation:

Description	Acquiree’s carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	4,379	₹	—	₹	4,379
Customer-related intangibles		—		24,273		24,273
Marketing-related intangibles		—		8,083		8,083
Deferred tax liabilities on intangible assets		—		(9,383)		(9,383)

Total	₹	4,379	₹	22,973	₹	27,352

Goodwill						82,178

Total purchase price					₹	109,530

Ampion

On April 1, 2021, the Company entered into a definitive agreement to acquire 100% equity interest in Ampion, an Australia-based provider of cyber security, DevOps and quality engineering services. The acquisition was consummated on August 6, 2021 and total cash consideration paid was ₹ 9,102. The following table presents the provisional purchase price allocation:

Description	Acquiree’s carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	1,084	₹	—	₹	1,084
Customer-related intangibles		—		1,748		1,748
Marketing-related intangibles		—		461		461
Deferred tax liabilities on intangible assets		—		(663)		(663)

Total	₹	1,084	₹	1,546	₹	2,630

Goodwill						6,472

Total purchase price					₹	9,102

8.	Consolidated Balance Sheet

	As at March 31, 2021	As at September 30, 2021
ASSETS
Goodwill	139,127	228,763
Intangible assets	13,085	42,808
Property, plant and equipment	85,192	88,813
Right-of-use assets	16,420	18,305
Financial assets
Derivative assets	16	28
Investments	10,576	13,208
Trade receivables	4,358	4,378
Other financial assets	6,088	8,057
Investments accounted for using the equity method	1,464	698
Deferred tax assets	1,664	2,576
Non-current tax assets	14,323	10,740
Other non-current assets	15,935	11,668

Total non-current assets	308,248	430,042

Inventories	1,064	778
Financial assets
Derivative assets	4,064	4,308
Investments	175,707	175,223
Cash and cash equivalents	169,793	142,026
Trade receivables	94,298	108,507
Unbilled receivables	27,124	38,375
Other financial assets	7,245	10,495
Contract assets	16,507	20,467
Current tax assets	2,461	4,717
Other current assets	24,923	27,199

Total current assets	523,186	532,095

TOTAL ASSETS	831,434	962,137

EQUITY
Share capital	10,958	10,962
Share premium	714	1,164
Retained earnings	466,692	526,654
Share-based payment reserve	3,071	3,807
SEZ Re-investment reserve	41,154	43,237
Other components of equity	30,506	35,840

Equity attributable to the equity holders of the Company	553,095	621,664
Non-controlling interests	1,498	1,088

TOTAL EQUITY	554,593	622,752

LIABILITIES
Financial liabilities
Loans and borrowings	7,458	55,319
Lease liabilities	13,513	15,283
Other financial liabilities	2,291	2,326
Deferred tax liabilities	4,633	14,902
Non-current tax liabilities	11,069	11,415
Other non-current liabilities	7,835	8,871
Provisions	2	1

Total non-current liabilities	46,801	108,117

Financial liabilities
Loans, borrowings and bank overdrafts	75,874	58,910
Derivative liabilities	1,070	432
Trade payables and accrued expenses	78,870	90,782
Lease liabilities	7,669	8,697
Other financial liabilities	1,470	4,106
Contract liabilities	22,535	21,577
Current tax liabilities	17,324	19,385
Other current liabilities	24,552	26,512
Provisions	676	867

Total current liabilities	230,040	231,268

TOTAL LIABILITIES	276,841	339,385

TOTAL EQUITY AND LIABILITIES	831,434	962,137

9. Consolidated Statement of cash flows:

	Six months ended September 30,
	2020	2021
Cash flows from operating activities:
Profit for the period	48,956	61,681
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(309)	(495)
Depreciation, amortization and impairment expense	12,734	16,107
Unrealized exchange gain, net and exchange gain on borrowings	(3,015)	(782)
Share-based compensation expense	1,229	1,599
Share of net (profit)/ loss of associates accounted for using equity method	(25)	3
Income tax expense	14,066	14,484
Finance and other income, net of finance expenses	(8,395)	(5,043)
(Gain)/loss from sale of business and investment accounted for using the equity method	81	(2,165)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	15,376	(6,806)
Unbilled receivables and contract assets	2,910	(9,445)
Inventories	554	290
Other assets	4,061	64
Trade payables, accrued expenses, other liabilities and provisions	7,774	2,445
Contract liabilities	611	(2,176)

Cash generated from operating activities before taxes	96,608	69,761
Income taxes paid, net	(10,664)	(12,345)

Net cash generated from operating activities	85,944	57,416

Cash flows from investing activities:
Purchase of property, plant and equipment	(8,353)	(10,339)
Proceeds from sale of property, plant and equipment	464	667
Purchase of investments	(584,747)	(489,641)
Proceeds from sale of investments	520,360	494,485
Payment for business acquisitions including deposits and escrow, net of cash acquired	(5,621)	(113,503)
Proceeds from sale of investment accounted for using the equity method	—	1,632
Interest received	9,086	7,354
Dividend received	1	2

Net cash used in investing activities	(68,810)	(109,343)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	3	4
Repayment of loans and borrowings	(44,980)	(141,069)
Proceeds from loans and borrowings	43,412	173,485
Repayment of lease liabilities	(4,503)	(4,889)
Interest and finance expenses paid	(1,739)	(2,562)
Payment of cash dividend to Non-controlling interests holders	(960)	(442)

Net cash (used in)/ generated from financing activities	(8,767)	24,527

Net increase/(decrease) in cash and cash equivalents during the period	8,367	(27,400)
Effect of exchange rate changes on cash and cash equivalents	(49)	(246)
Cash and cash equivalents at the beginning of the period	144,104	169,663

Cash and cash equivalents at the end of the period	152,422	142,017

10.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial results in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

11.

As part of customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L, the IT units of Metro AG in Germany and Romania, respectively, for a consideration of ₹ 4,967. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3 “Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to ₹ 4,562 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

12.

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued ₹ 55,673 (US$ 750 million) in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of ₹ 500 (US$6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: October 13, 2021	Rishad A. Premji Chairman